EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The ratio of earnings to fixed charges and preferred stock dividends for the three months ended March 31, 2002 was: 1.9:1.

     For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends) to income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
THREE MONTHS ENDED MARCH 31, 2002
(DOLLAR AMOUNTS IN THOUSANDS)

EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$29,355
Interest expense (including amortization of debt discount and issuing costs)	19,708
Capitalized interest	657
Other adjustments	107

Total	$49,827

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$19,708
Capitalized interest	657
Other adjustments	107

Total	$20,472

PREFERRED DIVIDEND REQUIREMENTS	$5,659

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENT	$26,131

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.9